

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Carl Hull
Chief Executive Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle, Suite 200
San Diego, California 92121

> **Re: MARAVAI LIFESCIENCES HOLDINGS, INC.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 26, 2021**
> **CIK No. 0001823239**

Dear Mr. Hull:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Goedert